Nomura Securities International, Inc.

Worldwide Plaza

309 West 49th Street

New York, New York 10019-7316

January 14, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Margaret Schwartz

Re:	Generation Asia I Acquisition Limited

Registration Statement on Form S-1

Filed December 17, 2021, as amended

File No. 333-260431

Dear Ms. Margaret Schwartz:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Generation Asia I Acquisition Limited that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 04:00 p.m., Eastern Time, on January 19, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that, as of the date hereof, we expect to distribute approximately 300 copies of the preliminary prospectus dated January 14, 2022 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[signature page follows]

Very truly yours,

Nomura Securities International, Inc.
as the Sole Book-Running Manager

By:	/s/ James Chenard
Name: James Chenard
Title: Managing Director